EURASIAN MINERALS INC.
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

December 31, 2015

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Eurasian Minerals Inc.

We have audited the accompanying consolidated financial statements of Eurasian Minerals Inc., which comprise the consolidated statements of financial position as at December 31, 2015 and 2014 and the consolidated statements of loss, comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Eurasian Minerals Inc. as at December 31, 2015 and 2014 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

March 30, 2016

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

ASSETS	December 31, 2015	December 31, 2014

Current
Cash and cash equivalents	$5,634,601	$6,450,308
Investments (Note 3)	235,106	743,786
Receivables (Note 4)	686,465	838,837
Prepaid expenses	32,344	52,209
Total current assets	6,588,516	8,085,140

Non-current
Restricted cash (Note 5)	269,770	230,144
Property and equipment (Note 6)	614,460	751,229
Convertible notes receivable (Note 7)	1,026,458	-
Investment in associated companies (Note 8)	3,333,491	4,072,737
Strategic investments (Note 3)	193,810	299,524
Exploration and evaluation assets (Note 9)	2,381,540	2,379,886
Royalty interest (Note 10)	28,798,980	29,327,960
Reclamation bonds (Note 11)	810,734	823,447
Goodwill (Note 12)	6,501,886	8,217,542
Other assets	104,484	104,484
Total non-current assets	44,035,613	46,206,953

TOTAL ASSETS	$50,624,129	$54,292,093

LIABILITIES

Current
Accounts payable and accrued liabilities	$663,582	$559,049
Advances from joint venture partners (Note 13)	137,825	429,175
Total current liabilities	801,407	988,224

Non-current
Deferred income tax liability (Note 14)	6,501,886	8,217,542

TOTAL LIABILITIES	7,303,293	9,205,766

SHAREHOLDERS' EQUITY
Capital stock (Note 15)	117,000,052	116,766,102
Commitment to issue shares	139,138	306,999
Reserves	20,487,524	15,443,247
Deficit	(94,305,878)	(87,430,021)
TOTAL SHAREHOLDERS' EQUITY	43,320,836	45,086,327

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$50,624,129	$54,292,093

Nature of operations and going concern (Note 1)
Event after the reporting date (Note 20)

Approved on behalf of the Board of Directors on March 24, 2016

Signed: “David M Cole”	Director	Signed: “Larry Okada”	Director

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF LOSS
(Expressed in Canadian Dollars)

	Year ended	Year ended
	December 31, 2015	December 31, 2014

ROYALTY INCOME	$1,609,553	$2,247,334
Cost of sales
Gold tax	(80,478)	(110,653)
Depletion (Note 10)	(1,716,848)	(1,334,845)
Net royalty (loss) income	(187,773)	801,836

EXPLORATION EXPENDITURES (Note 9)	5,948,802	7,901,004
Less: recoveries	(1,584,127)	(2,878,346)
Net exploration expenditures	4,364,675	5,022,658

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	900,453	926,095
Depreciation (Note 6)	116,119	139,806
Investor relations and shareholder information	218,731	292,017
Professional fees	574,067	457,963
Salaries and consultants (Note 16)	961,108	1,257,086
Share-based payments (Note 16)	470,116	1,030,411
Transfer agent and filing fees	107,566	100,512
Travel	187,374	256,907
Total general and administrative expenses	3,535,534	4,460,797

Loss from operations	(8,087,982)	(8,681,619)

Change in fair value of fair value throught profit or loss investments	(427,022)	(254,637)
Gain (loss) on acquisition and sale of exploration and evaluation assets	5,393,305	(154,533)
Equity loss in associated companies (Note 8)	(1,062,146)	(1,086,649)
Foreign exchange gain (loss)	1,220,085	(335,208)
Realized loss on sale of investments	(58,360)	(19,049)
Other (Note 16)	(172,168)	83,829
Impairment of royalty interest (Note 10)	(3,973,699)	(7,371,765)
Write-off of exploration and evaluation assets (Note 9)	(56,085)	(707,567)
Impairment of accounts receivable	(51,302)	-
Writedown of goodwill (Note 12)	(3,047,605)	(2,248,057)
Gain (loss) on derecognition and sale of property and equipment (Note 6)	15,892	(29,257)

Loss before income taxes	(10,307,087)	(20,804,512)
Deferred income tax recovery (Note 14)	3,431,230	3,356,471

Loss for the year	$(6,875,857)	$(17,448,041)

Basic and diluted loss per share	$(0.09)	$(0.24)

Weighted average number of common shares outstanding	73,480,833	73,154,139

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

	Year ended	Year ended
	December 31, 2015	December 31, 2014
Loss for the year	$(6,875,857)	$(17,448,041)

Other comprehensive income (loss)
Change in fair value of available-for-sale investments	(105,714)	(400,476)
Currency translation adjustment	4,350,667	3,585,937

Comprehensive loss for the year	$(2,630,904)	$(14,262,580)

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Year ended	Year ended
	December 31, 2015	December 31, 2014
Cash flows from operating activities
Loss for the year	$(6,875,857)	$(17,448,041)
Items not affecting operating activities:
Interest income received	(22,270)	(83,829)
Unrealized foreign exchange effect on cash and cash equivalents	290,504	159,158
Items not affecting cash:
Change in fair value of fair value throught profit or loss investments	427,022	254,637
Commitment to issue shares	66,089	376,549
Interest on convertible loan	(53,222)	-
Share - based payments	476,424	857,936
Deferred income tax recovery	(3,431,230)	(3,356,471)
Depreciation	150,782	187,714
Depletion (Note 10)	1,716,848	1,334,845
Impairment of royalty interest	3,973,699	7,371,765
Writedown of goodwill	3,047,605	2,248,057
Impairment of receivables	51,302	-
Realized loss on sale of investments	58,360	19,049
Gain (loss) on acquisition and sale of exploration and evaluation assets	(5,393,305)	-
Gain (loss) on derecognition and sale of property and equipment (Note 6)	(15,892)	167,008
Write-off of exploration and evaluation assets (Note 9)	56,086	707,567
Equity loss in associated companies	1,062,146	1,086,649
Unrealized foreign exchange (gain) loss	(466,587)	641,110
Shares received from joint venture partners included in exploration recoveries	(115,000)	(33,000)
Changes in non-cash working capital items:
Receivables	101,200	737,698
Prepaid expenses	21,366	61,047
Accounts payable and accrued liabilities	83,056	(90,794)
Advances from joint venture partners	(291,350)	19,402
Total cash used in operating activities	(5,082,224)	(4,781,944)

Cash flows from investing activities
Acquisition and sale of exploration and evaluation assets, net option payments received	5,297,357	(56,085)
Interest received on cash and cash equivalents	22,270	83,829
Convertible note receivable (Note 7)	(973,236)	-
Proceeds from sale of fair value through profit and loss investments, net	136,263	242,252
Purchase of available-for-sale financial instruments	-	(500,000)
Purchase of investments in associated companies	-	(1,063,036)
Restricted cash	-	(25,529)
Purchase and sale of property and equipment, net	2,403	79,463
Reclamation bonds	71,964	(52,553)
Total cash provided by (used in) investing activities	4,557,021	(1,291,659)

Effect of exchange rate changes on cash and cash equivalents	(290,504)	(159,158)
Change in cash and cash equivalents	(815,707)	(6,232,761)
Cash and cash equivalents, beginning	6,450,308	12,683,069
Cash and cash equivalents, ending	$5,634,601	$6,450,308

Supplemental disclosure with respect to cash flows (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

				Reserves
					Accumulated other
	Number of		Commitment	Share-based	comprehensive gain
	common shares	Capital stock	to issue shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2014	73,371,710	$116,766,102	$306,999	$9,562,905	$5,880,342	$(87,430,021)	$45,086,327
Shares issued as incentive stock grants	163,000	233,950	(233,950)	-	-	-	-
Commitment to issue shares	-	-	66,089	-	-	-	66,089
Equity investment share-based payments	-	-	-	322,900	-	-	322,900
Share - based payments	-	-	-	476,424	-	-	476,424
Foreign currency translation adjustment	-	-	-	-	4,350,667	-	4,350,667
Change in fair value of financial instruments	-	-	-	-	(105,714)	-	(105,714)
Loss for the year	-	-	-	-	-	(6,875,857)	(6,875,857)
Balance as at December 31, 2015	73,534,710	$117,000,052	$139,138	10,362,229$	$10,125,295	$(94,305,878)	$43,320,836

				Reserves
					Accumulated other
	Number of		Commitment	Share-based	comprehensive gain
	common shares	Capital stock	to issue shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2013	72,980,209	$116,151,675	$544,877	$8,569,269	$2,694,881	($69,981,980)	$57,978,722
Shares issued as incentive stock grants	391,501	614,427	(614,427)	-	-	-	-
Commitment to issue shares	-	-	376,549	-	-	-	376,549
Equity investment share-based payments	-	-	-	135,700	-	-	135,700
Share - based payments	-	-	-	857,936	-	-	857,936
Foreign currency translation adjustment	-	-	-	-	3,585,937	-	3,585,937
Change in fair value of financial instruments	-	-	-	-	(400,476)	-	(400,476)
Loss for the year	-	-	-	-	-	(17,448,041)	(17,448,041)
Balance as at December 31, 2014	73,371,710	$116,766,102	$306,999	$9,562,905	$5,880,342	$(87,430,021)	$45,086,327

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

1. NATURE OF OPERATIONS AND GOING CONCERN

Eurasian Minerals Inc. (the “Company” or “Eurasian”) and its subsidiaries operates as a royalty and prospect generator engaged in the exploring for, and generating royalties from, metals and minerals properties. The Company’s royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) under the symbol of “EMX” and on the NYSE MKT under the symbol of “EMXX”. The Company’s head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

Management estimates it has sufficient funding for operations for the ensuing year, which results in the going concern assumption being an appropriate underlying concept for the preparation of these consolidated financial statements.

Some of the Company’s activities for exploration and evaluation assets are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

At the date of these consolidated financial statements, the Company has not identified a known body of commercial grade mineral on any of its exploration and evaluation assets. The ability of the Company to realize the costs it has incurred to date on these exploration and evaluation assets is dependent upon the Company identifying a commercial mineral body, to finance its development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the exploration and evaluation assets.

These consolidated financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except as to Bullion Monarch Mining, Inc., the holder of a royalty income stream whose functional currency is the United States (“US”) dollar.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss or available for sale, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements comprise the accounts of Eurasian, the parent company, and its controlled subsidiaries, after the elimination of all significant intercompany balances and transactions.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Subsidiaries

Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The Company’s principal operating subsidiaries are as follows:

Name	Place of Incorporation	Ownership Percentage
Bullion Monarch Mining, Inc	Utah, USA	100%
EMX (USA) Services Corp.	Nevada, USA	100%
Bronco Creek Exploration Inc.	Arizona, USA	100%
AES Madencilik Ltd. Sirketi	Turkey	100%
Eurasia Madencilik Ltd. Sirketi	Turkey	100%
EBX Madencilik Ltd. Sirketi	Turkey	100%
Azur Madencilik Ltd. Sirketi	Turkey	100%
Eurasian Minerals Cooperatief U.A.	Netherlands	100%
EMX Georgia Cooperatief U.A.	Netherlands	100%
Ayiti Gold Company S.A.	Haiti	100%
Eurasian Minerals Sweden AB	Sweden	100%
EMX Exploration Scandinavia AB	Sweden	100%
Viad Royalties AB	Sweden	100%
Iekevare Minerals AB	Sweden	100%
Waikato Gold Limited	New Zealand	100%
EMX Australia Pty Ltd.	Australia	100%

Functional and Reporting Currency

The functional currency is the currency of the primary economic environment in which the entity operates. The functional currency for the Company and its subsidiaries is the Canadian dollar except the functional currency of the operations of Bullion Monarch which is the US dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Translation of transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Monetary assets and liabilities denominated in foreign currencies are re-measured at the rate of exchange at each financial position date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

On translation of the entities whose functional currency is other than the Canadian dollar, revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Assets and liabilities are translated at the rate of exchange at the reporting date. Exchange gains and losses, including results of re-translation, are recorded in the foreign currency translation reserve.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Financial Instruments

All financial instruments are classified into one of the following four categories:

(a)	Financial assets and financial liabilities at fair value through profit or loss (“FVTPL”)

Financial assets and financial liabilities classified as FVTPL are acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are recognized at fair value based on market prices, with any resulting gains and losses reflected in profit or loss for the period in which they arise.

(b)	Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity. They are measured at amortized cost using the effective interest rate method less any impairment loss. A gain or loss is recognized in profit or loss when the financial asset is derecognized or impaired, and through the amortization process.

(c)	Available for sale financial assets

Available for sale (“AFS”) financial assets are non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or FVTPL. They are measured at fair value. Fair value is determined based on market prices. Equity instruments that do not have a quoted market price in an active market are measured at cost. Gains and losses are recognized directly in other comprehensive income (loss) until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in accumulated other comprehensive income (loss) is recognized in profit or loss for the period.

(d)	Loans and receivables and other financial liabilities

Loans and receivables and other financial liabilities are measured at amortized cost, using the effective interest rate method less any impairment loss.

The Company’s financial instruments consist of cash and cash equivalents, investments, receivables, restricted cash, reclamation bonds, convertible notes receivable, accounts payable and accrued liabilities, and advances from joint venture partners. Unless otherwise noted the fair value of these financial instruments approximates their carrying values.

Cash and cash equivalents are classified as financial assets as loans and receivables and are accounted for at fair value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Warrants held through investments are classified as derivative financial assets at FVTPL and are accounted for at fair value. For warrants that are not traded on an exchange, no market value is readily available. When there are sufficient and reliable observable market inputs, a valuation technique is used; if no such market inputs are available, the warrants are valued at intrinsic value, which is equal to the higher of the market value of the underlying security less the exercise price of the warrant, or zero.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Investments (Marketable securities) are classified FVTPL and are measured at fair market value. Marketable securities transferred to the Company as part of an acquisition are classified as AFS and are carried at fair market value. Changes in fair value of FVTPL assets are reflected in profit or loss in the period in which they occur. Changes in fair value of AFS assets are reflected in accumulated other comprehensive income on the statement of financial position until sold or if there is an other than temporary impairment in value.

Reclamation bonds are classified as financial assets held-to-maturity.

Restricted cash is classified as financial assets at FVTPL.

The Company classifies its receivables as loans and receivables and its accounts payable and accrued liabilities and advances from joint venture partners as other financial liabilities.

Impairment of Financial Assets

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the financial assets have been impacted.

For all financial assets, objective evidence of impairment could include:

  Significant financial difficulty of the issuer or counterparty;
  Default or delinquency in interest or principal payments; or,
  It becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, that are assessed not to be impaired individually, are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of receivables, where the carrying amount is reduced through the use of an allowance account. When a receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of FVTPL marketable securities, if in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS marketable securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

Convertible Notes Receivable

The notes receivable are hybrid financial assets that consist of a note receivable component and a separate equity conversion component. The notes receivable are measured at fair value on initial recognition by discounting the stream of future interest and principal payments at the rate of interest prevailing at the date of the issue for instruments of similar term and risk. Interest income based on the rate of the note and the accretion of the additional interest to the amount that will be receivable on maturity are recognized through profit and loss as interest income. The equity conversion option is an embedded derivative that has been separated from the notes receivable and is valued based on residual value.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

The embedded derivative is not revalued subsequent to initial measurement unless terms of the original loan are changed.

Investments in Associated Companies

The Company accounts for its long-term investments in affiliated companies over which it has significant influence on the equity basis of accounting, whereby the investment is initially recorded at cost, adjusted to recognize the Company’s share of earnings or losses and reduced by dividends received.

The Company assesses its equity investments for impairment if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the equity investment and that the event or events has an impact on the estimated future cash flow of the investment that can be reliably estimated. Objective evidence of impairment of equity investments includes:

  Significant financial difficulty of the associated companies;
  Becoming probable that the associated companies will enter bankruptcy or other financial reorganization; or,
  National or local economic conditions that correlate with defaults of the associated companies.

Exploration and evaluation assets and exploration expenditures

Acquisition costs for exploration and evaluation assets, net of recoveries, are capitalized on a property-by-property basis. Acquisition costs include cash consideration and the value of common shares, based on recent issue prices, issued for exploration and evaluation assets pursuant to the terms of the agreement. Exploration expenditures, net of recoveries, are charged to operations as incurred. After a property is determined by management to be commercially feasible, subsequent development expenditures on the property will be capitalized.

When there is little prospect of further work on a property being carried out by the Company or its partners, when a property is abandoned, or when the capitalized costs are no longer considered recoverable, the related property costs are written down to management’s estimate of their net recoverable amount. The costs related to a property from which there is production, together with the costs of production equipment, will be depleted and amortized using the unit-of-production method.

An exploration and evaluation asset acquired under an option agreement, where payments are made at the sole discretion of the Company, is capitalized at the time of payment. Option payments received are treated as a reduction of the carrying value of the related acquisition cost for the mineral property until the payments are in excess of acquisition costs, at which time they are then credited to profit or loss. Option payments are at the discretion of the optionee and, accordingly, are accounted for when receipt is reasonably assured.

Revenue recognition

The Company recognizes revenue in accordance with IAS 18 Revenue and based upon amounts contractually due pursuant to the underlying royalty agreements. Specifically, royalty revenue is recognized in accordance with the terms of the underlying royalty agreements subject to (i) when persuasive evidence of an arrangement exists; (ii) the risks and rewards having been transferred; (iii) the royalty or stream being fixed or determinable; and (iv) the collectability of the royalty being reasonably assured. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Royalty revenue may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue from metal prices are recorded monthly and other adjustments are recorded on final settlement and are offset against revenue when incurred.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Royalty interests

Royalty interests in mineral properties include acquired royalty interests in production stage and exploration stage properties. In accordance with IAS 38 Intangible Assets, the cost of acquired royalty interests in mineral properties is capitalized as intangible assets.

Acquisition costs of production stage royalty interests are depleted using the units of production method over the life of the related mineral property, which is calculated using estimated reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no estimated reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to estimated reserves, the cost basis is amortized over the remaining life of the mineral property, using the estimated reserves. The carrying values of exploration stage mineral interests are evaluated for impairment at such time as information becomes available indicating that production will not occur in the future.

Goodwill

Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired in a business combination. Goodwill is allocated to the cash generating unit to which it relates.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount.

Property and equipment

Property and equipment is recorded at cost. Equipment is depreciated over its estimated useful life using the declining balance method at a rate of 20% per annum. Depreciation on equipment used directly on exploration projects is included in exploration expenditures for that mineral property.

Decommissioning liabilities

Decommissioning liabilities are recognized for the expected obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. A decommissioning liability is recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with a corresponding decommissioning cost recognized by increasing the carrying amount of the related long-lived asset. The decommissioning cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to profit or loss, to its estimated future value.

Environmental disturbance restoration

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset and are referred to as environmental disturbance restoration provisions. The costs associated with these provisions are accrued and charged to profit or loss in the period in which the event giving rise to the liability occurs. Any subsequent adjustments to these provisions due to changes in estimates are also charged to profit or loss in the period of adjustment. These costs are not capitalized as part of the long-lived assets’ carrying value.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Impairment of assets

Events or changes in circumstances can give rise to significant impairment charges or reversals of impairment in a particular year. The Company assesses its cash generating units annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, an estimate of the recoverable amount is made, which is the higher of the fair value less costs to sell and value in use. The determination of the recoverable amount for value in use requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and future operating performance. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash.

Share-based payments

Share-based payments include option and stock grants granted to directors, employees and non-employees. The Company accounts for share-based compensation using a fair value based method with respect to all share-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options and stock grants is measured at the date of grant. For non-employees, the fair value of the options and stock grants is measured on the earlier of the date at which the counterparty performance is complete, or the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options and stock grants is accrued and charged to operations, with the offsetting credit to share based payment reserve for options, and commitment to issue shares for stock grants over the vesting period. If and when the stock options are exercised, the applicable amounts are transferred from share-based payment reserve to share capital. When the stock grants are issued, the applicable fair value is transferred from commitment to issue shares to share capital. Option based compensation awards are calculated using the Black-Scholes option pricing model while stock grants are valued at the fair value on the date of grant.

Income taxes

Income tax expense consists of current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Deferred tax is calculated providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income nor loss. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Income (loss) per share

Basic income or loss per share is calculated by dividing the net income or loss for the year by the weighted average number of shares outstanding during the year. Diluted income or loss per share is calculated whereby the weighted average number of shares outstanding used in the calculation of diluted income or loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year, if they are determined to have a dilutive effect.

Existing stock options and share purchase warrants have not been included in the current year computation of diluted loss per share as to do so would be anti-dilutive. For the years presented the basic and diluted losses per share are the same.

Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placements was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the day prior to the issuance date. The balance, if any, was allocated to the attached warrants. Any fair value attributed to the warrants is recorded in reserves.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the Chief Executive Officer.

Classification of investments as subsidiaries, joint ventures, associated company and portfolio investments

Classification of investments requires judgement as to whether the Company controls, has joint control of or significant influence over the strategic financial and operating decisions relating to the activity of the investee. In assessing the level of control or influence that the Company has over an investment, management considers ownership percentages, board representation as well as other relevant provisions in shareholder agreements. If an investor holds 20% or more of the voting power of the investee, it is presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, if the investor holds less than 20% of the voting power of the investee, it is presumed that the investor does not have significant influence, unless such influence can be clearly demonstrated. IFRS 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities and introduces new rules for hedge accounting. In July 2014, the IASB made further changes to the classification and measurement rules and also introduced a new impairment model. These latest amendments now complete the new financial instruments standard.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting pronouncements not yet effective

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements.

The effective date for IFRS 9 is January 1, 2018. The Company is currently evaluating the impact that the final standard is expected to have on its consolidated financial statements.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"), which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue - Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The preparation of the consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, royalty revenues and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies in which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the consolidated financial statements.

a)	Royalty interest and related depletion

In accordance with the Company’s accounting policy, royalty interests are evaluated on a periodic basis to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of a royalty asset is measured at the higher of fair value less costs to sell and value in use. The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, the proportion of areas subject to royalty rights, commodity prices (considering current and historical prices, price trends and related factors), and reserves. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Critical Accounting Judgments and Significant Estimates and Uncertainties (Continued)

b)	Goodwill

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount. The assessment of the recoverable amount used in the goodwill impairment analysis is subject to similar judgments and estimates as described above for property and equipment and royalty interests.

c)	Exploration and Evaluation Assets

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of exploration and evaluation assets. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

d)	Taxation

The Company’s accounting policy for taxation requires management’s judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the statement of financial position.

Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected offsetting tax losses are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.

3. INVESTMENTS

The Company had the following investments:

		Accumulated
December 31, 2015	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$1,872,802	$(1,637,696)	$235,106
Total Fair value through profit or loss	1,872,802	(1,637,696)	235,106
Available-for-sale
Marketable securities	980,000	(786,190)	193,810
Total investments	$2,852,802	$(2,423,886)	$428,916

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

3. INVESTMENTS (Continued)

		Accumulated
December 31, 2014	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$1,952,424	$(1,208,638)	$743,786
Available-for-sale
Marketable securities	980,000	(680,476)	299,524
Total investments	$2,932,424	$(1,889,114)	$1,043,310

4. RECEIVABLES

The Company’s receivables arise from royalty receivable, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of exploration expenditures from joint venture partners, as follows:

Category	December 31, 2015	December 31, 2014
Royalty income receivable	$154,343	$142,864
Refundable taxes	153,067	243,503
Recoverable exploration expenditures and advances	248,628	274,085
Other	130,427	178,385
Total	$686,465	$838,837

The carrying amounts of the Company’s receivables are denominated in the following currencies:

Currency	December 31, 2015	December 31, 2014
Canadian Dollars	$52,395	$102,952
US Dollars	575,986	588,829
Turkish Lira	46,401	133,440
Swedish Krona	3,754	12,574
Other	7,929	1,042
Total	$686,465	$838,837

5. RESTRICTED CASH

At December 31, 2015, the Company classified $269,770 (December 31, 2014 - $230,144) as restricted cash. This amount is comprised of $199,915 (December 31, 2014 - $148,334) held as collateral for its corporate credit cards, $69,415 (December 31, 2014 - $50,960) held as a security deposit for the Company’s Haiti exploration program, and $440 (December 31, 2014 – $30,850) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company’s exploration venture partners in USA.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

6. PROPERTY AND EQUIPMENT

During the year ended December 31, 2015 and 2014, depreciation of $34,663 (2014 - $47,908) has been included in exploration expenditures.

	Computer	Field	Office	Vehicles	Building	Land	Total
Cost
As at December 31, 2013	$91,713	$177,352	$6,023	$308,888	$572,443	$552,277	$1,708,696
Additions	-	-	-	-	-	-	-
Disposals and derecognition	-	-	-	(224,237)	-	(137,751)	(361,988)
As at December 31, 2014	$91,713	$177,352	$6,023	$84,651	$572,443	$414,526	$1,346,708
Additions	7,981	10,224	1,170	16,105	6,065	-	41,545
Disposals and derecognition	-	(2,152)	(3,059)	(165,888)	-	-	(171,099)
As at December 31, 2015	$99,694	$185,424	$4,134	$(65,132)	$578,508	$414,526	$1,217,154

Accumulated depreciation
As at December 31, 2013	$72,987	$106,016	$-	$141,616	$202,663	$-	$523,282
Additions	18,726	26,015	3,958	24,495	114,520	-	187,714
Disposals and derecognition	-	-	-	(115,517)	-	-	(115,517)
As at December 31, 2014	$91,713	$132,031	$3,958	$50,594	$317,183	$-	$595,479
Additions	7,981	8,161	1,832	15,595	117,213	-	150,782
Disposals and derecognition	-	(1,680)	(1,656)	(140,231)	-	-	(143,567)
As at December 31, 2015	$99,694	$138,512	$4,134	$(74,042)	$434,396	$-	$602,694
Net book value
As at December 31, 2013	$18,726	$71,336	$6,023	$167,272	$369,780	$552,277	$1,185,414
As at December 31, 2014	$-	$45,321	$2,065	$34,057	$255,260	$414,526	$751,229
As at December 31, 2015	$-	$46,912	$-	$8,910	$144,112	$414,526	$614,460

During the year ended December 31, 2015, the Company acquired and sold certain exploration and evaluation assets for a net gain of $5,393,305. Included in this gain was the acquisition of property and equipment with a net book value of $7,013. Also, during the year ended December 31, 2015 the Company sold property and equipment with a net book value of $21,041 for total proceeds of $36,933 for a net gain of $15,892, and included in exploration and evaluation expenditures is a loss disposal of property and equipment with a net book value of $6,490.

7. CONVERTIBLE NOTES RECEIVABLE

On February 5, 2015, the Company entered into a convertible loan agreement with IG Copper, LLC (“IGC”), an associated company of EMX (Note 8) allowing IGC to borrow up to US$100,000 per month to a maximum of US$500,000 (“Principal Sum”). The loan carries an interest rate of 8% per annum and the full amount of the principal and interest is due February 5, 2016, subsequently amended to Jan 3, 2017. At any time prior to the maturity date, the Company has the right to convert all or any part of the principal sum and accrued interest into membership units at US$6.00 per unit. If IGC completes a financing at less than US$6.00 per unit, the conversion price will be adjusted to the price used in the financing. Each membership unit represents a single membership interest in IGC. As at December 31, 2015 the Company has advanced US$500,000. Further to the convertible loan agreement, subsequently to December 31, 2015 the terms of the loan were amended and US$198,953 (2014 – US$48,747) of expenses paid by the Company on behalf of IGC has been included in Principal Sum.

The notes receivable consists of two components: the note receivable component and the equity conversion option. At initial recognition, the fair value of the note receivable component was estimated at $802,483 using the discounted cash flow model method at market rate. The note receivable component is accreted over its expected term using the effective interest method at an effective rate of approximately 18%. As at December 31, 2015, the company recorded $53,222 of interest income, as well as a foreign exchange gain of $97,890. The fair value of the equity conversion option was estimated to be $72,863.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

7. CONVERTIBLE NOTES RECEIVABLE (Continued)

Subsequent to December 31, 2015, the Company entered into an amended and restated loan agreement with IGC such that the Principal Sum shall include any further sums that may be advanced by the Company to, or paid by the Company on behalf of IGC from time to time prior to January 3, 2017. Additionally, if subsequent to the date of the Amended Agreement, IGC completes a financing and, as part of that financing, issues to the investors warrants to purchase Units or other securities of IGC, then the Company shall be entitled, upon conversion of the Principal Sum and accrued and unpaid interest, to also receive warrants to purchase Units or other securities of IGC on the same terms as the warrants issued in such financing.

8. INVESTMENTS IN ASSOCIATED COMPANIES

The Company has a 42.22% equity investment in IGC. At December 31, 2015, the Company has paid an aggregate of US$7,892,345 towards its investment (December 31, 2014 - US$7,892,345). At December 31, 2015, the Company’s investment less its share of accumulated equity losses was $3,394,255 (2014 - $4,072,737). The Company’s share of the net loss for the year ended December 31, 2015 was $1,062,146 (2014 - $1,086,649).

The Company has a minority position on the Board of IGC, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

At December 31, 2014, the Company had a 49% equity investment in a private Turkish company (“Turkish Co”) with Chesser Resources Ltd; an Australian Stock Exchange listed Exploration Company. During the year ended December 31, 2015, the Company purchased the remaining 51% interest in the Turkish company (Note 9). As such, the books and records of the Turkish company are consolidated as a 100% owned subsidiary of the Company. The carrying value of the investment prior to the purchase and as at December 31, 2014 was $Nil and the Company’s share of the net loss of the former joint venture for the year ended December 31, 2015 was $Nil (2014 - $Nil).

As at December 31, 2015, associated companies’ aggregate assets, aggregate liabilities and net loss for the year are as follows:

December 31, 2015	IGC
Aggregate assets	$6,980,045
Aggregate liabilities	(2,917,038)
Loss for the year	(2,515,741)
The Company's ownership %	42.22%
The Company's share of loss for the year	(1,062,146)

As at December 31, 2014, associated companies’ aggregate assets, aggregate liabilities and net loss for the year are as follows:

December 31, 2014	Turkish Co	IGC
Aggregate assets	$101,315	$4,841,462
Aggregate liabilities	(271,424)	(809,260)
Loss for the year	(154,215)	(2,606,384)
The Company's ownership %	49.00%	42.34%
The Company's share of loss for the year	-	(1,086,649)

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

9. EXPLORATION AND EVALUATION ASSETS

Acquisition Costs

At December 31, 2015 and December 31, 2014, the Company has capitalized the following acquisition costs on its exploration and evaluation assets:

Region	Properties	December 31, 2015	December 31, 2014
Asia Pacific	Various	$81,124	$81,124
Haiti	Various	-	56,085
Sweden	Various	16,671	16,671
	Viad royalties	421,084	421,084
Turkey	Alankoy	153,960	153,960
	Sisorta	131,440	-
	Trab	78,587	78,587
United States	Superior West, Arizona	1,105,579	1,179,280
of America	Yerington, Nevada	393,095	393,095
Total		$2,381,540	$2,379,886

During the year ended December 31, 2015 the Company wrote-off $56,085 of capitalized exploration costs related to the termination of a 1% net smelter returns royalty (“NSR”) agreement on one of its interests in Haiti.

During the year ended December 31, 2014 the Company wrote-off previously capitalized acquisition costs of $707,567 which related to the Jasper Canyon and Silver Bell projects in the US. All claims for the Jasper Canyon and Silver Bell are in good standing and held by the Company, but Management has determined that there was little prospect of significant work on these claims being carried out by the Company or its partners in the foreseeable future.

Asia Pacific (Australia) exploration licenses

The Company’s Australian properties are comprised of contiguous exploration licenses along the Koonenberry gold belt in New South Wales, Australia. The Australian properties are acquired either directly through staking or through agreements with license holders.

Asia Pacific (New Zealand) exploration licenses

In September 2014, and amended in December 2015 the Company signed an option agreement with Land & Mineral Limited (“L&M”), a privately-held Australian company, giving L&M the right to acquire Hauraki Gold Ltd. (“Hauraki”), the wholly-owned EMX subsidiary that controls the Neavesville gold-silver property (the “Property”) located in the Hauraki goldfield of New Zealand’s North Island. The purchase and sale agreement included an execution payment of $100,000 ($50,000 received in January 2015) and a series of anniversary and milestone payments equal to a certain amount of troy ounces of gold.

Pursuant to the amended agreement, L&M was to have paid the balance of the $100,000 execution payment, being $50,000 to the Company on or by no later than January 19, 2016. L&M is currently in default of this payment.

Haiti exploration permits

Eurasian and joint venture partner Newmont Ventures Limited (“Newmont”), a wholly owned subsidiary of Newmont Mining Corporation (collectively, the “JV”), had the right to establish specific exploration areas along the trend of Haiti’s Massif du Nord mineral belt. Newmont was funding and managing six joint venture Designated Projects (“DP’s”) across the exploration areas. The Company’s work on the 100% controlled Grand Bois gold-copper project is outside of the JV with Newmont.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Haiti (Continued)

On November 2, 2015, the Company terminated the EMX –Newmont JV that covered the six designated exploration areas and sold its interest in Haiti to Newmont for a $5,277,542 (US$4,000,000) cash payment and a retained 0.5% net smelter return (“NSR”) royalty interest.

Sweden and Norway licenses

The Company holds certain exploration permits. There are no specific spending commitments on the Swedish licenses and permits.

On February 17, 2011, the Company entered into a Strategic Alliance and Earn-In Agreement (the “Strategic Alliance”) with Antofagasta Minerals S.A., (“Antofagasta”). On February 17, 2013, the Strategic Alliance reached the end of its two year tenure. On March 3, 2014 Antofagasta advised the Company that they would be discontinuing further funding of the DPs.

The Company has no commitments or obligations pursuant to the Strategic Alliance.

Turkey exploration licenses

The Company has acquired numerous exploration licenses in Turkey for which there are no specific spending commitments.

Sisorta Joint Venture

On April 2, 2012, the Company and Chesser Resources Ltd (“Chesser”) executed an agreement to sell the Sisorta property to Çolakoglu for a combination of option payments and expenditure requirements. Çolakoglu terminated the option effective March 21, 2013, leaving Chesser and the Company with a 51% and 49% interest in the Sisorta project, respectively. Until March 2015, the Company accounted for its 49% interest as an Investment in Associated Company (Note 8) and had written down the value of the investment to $Nil due to the pick-up of its share of net losses in the associated company. On March 20, 2015, Chesser and the Company signed definitive agreements pursuant to which the Company acquired all of Chesser’s interest in the Sisorta project for a total purchase price of $156,800 (AUD$162,092). As a result of the purchase, the Company recorded a gain on acquisition of $26,407, and $131,440 was allocated to exploration and evaluation assets.

Akarca Joint Venture

On June 20, 2013, the Company entered into an option agreement to sell its 100% interest in AES Madencilik A.S. ("AES Turkey"), a Turkish corporation that controls the Akarca property, for a combination of cash payments, gold bullion, work commitments, and a royalty interest to Çolakoglu Ticari Yatirim A.S. ("Çolakoglu"), a privately owned Turkish company.

Colakoglu paid $350,000 and completed drilling requirements on the project and was required to pay additional amounts to earn its interest. In October, 2015, Çolakoglu advised EMX that it decided to forego exercising the option and the Company has regained 100% control of the Akarca project.

Ferrite Agreement - Alankoy

On December 20, 2013, the Company signed an Exploration and Option Agreement (the “Alankoy Agreement”) with Ferrite Resources Ltd. (“Ferrite”), a privately-held Australian company, whereby Ferrite had the option to acquire the Company’s subsidiaries that hold the Alankoy project, with the Company retaining a 3% NSR. To do so, Ferrite paid US$35,000 upon signing and must expend at least US$200,000 on exploration activities each year for the three years after June 3, 2014 (the Effective Date). In addition, Ferrite is required to make annual deliveries of gold bullion to the Company as Advanced Annual Royalties (AARs) on each anniversary of the Effective Date. In October 2015, Ferrite informed the Company they would not continue with the option agreement and paid to EMX US$25,000 related to reimbursement of expenditures owed by Ferrite.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Turkey exploration licenses (Continued)

Black Sea Copper & Gold Agreement - Alankoy

On November 23, 2015, the Company signed an Exploration and Option Agreement with Black Sea Copper & Gold Corp. (“Black Sea”), a privately-held British Columbia corporation, for the Alankoy copper-gold property in northwestern Turkey, whereby Black Sea has the option to acquire the Company’s subsidiaries that hold the Alankoy project, with the Company retaining a 3% production royalty. To do so, Black Sea paid US$25,000 (received subsequent to December 31, 2015) upon signing and must expend at least US $75,000 on exploration activities on or before the later of June 1, 2016 and the date on which drilling permits have been issued (the “Commencement Date”); conduct at least 1,500 meters of exploration drilling by the first anniversary of the Commencement Date; expend at least an additional US $200,000 on exploration activities by the second anniversary of the Commencement Date; expend at least an aggregate of US $3,000,000 on exploration activities on or before the sixth anniversary of the date of the Agreement. In addition, Black Sea is required to make annual deliveries of gold bullion to the Company as Advanced Annual Royalties (AARs) on each anniversary of the Effective Date. These will consist of 37.5 troy ounces of gold (or cash equivalent thereof) delivered on the first anniversary of the Effective Date, 75 troy ounces of gold delivered on the second and third anniversaries of the date of the Agreement and AARs of 100 troy ounces of gold (or cash equivalent) on all subsequent anniversaries until commencement of commercial production. Black Sea is also to pay 500 troy ounces of gold (or the cash equivalent) on completion of a NI 43-101 or JORC compliant feasibility study.

Golcuk Transfer and Royalty Agreement

On July 17, 2012, the Company entered into an agreement with Pasinex Resources Limited (“PRL”) to transfer 100% interest in the Golcuk property in exchange for PRL issuing shares to the Company as follows,

i)	500,000 PRL shares on the initial issuance date (received);

ii)	An additional 500,000 PRL shares on or before the first anniversary of the initial issuance date (received);

iii)	An additional 1,000,000 PRL shares on or before the second anniversary of the initial issuance date (received); and,

iv)	An additional 1,000,000 PRL Shares on or before the third anniversary of the initial issuance date.

In addition to the transfer of shares, Pasinex will then pay the Company a 2.9% NSR royalty from production. Pasinex has the option of purchasing 0.9% of the royalty for $1,000,000 USD prior to the 6th anniversary of the effective date of the agreement.

United States exploration licenses

Aguila de Cobre Property, Arizona

On July 30, 2015, the Company, through its wholly-owned subsidiary Bronco Creek Exploration Inc. (“BCE”), entered into an option agreement to sell the Aguila de Cobre property for a combination of cash payments and work commitments. The agreement grants Kennecott Exploration Company (“KEX”), part of the Rio Tinto Group, the option to acquire a 100% interest in the property.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

9. EXPLORATION AND EVALUATION ASSETS (Continued)

United States exploration licenses (Continued)

Pursuant to the agreement, KEX can earn a 100% interest in the project by making a cash payment upon execution of the agreement of US$25,000 (received), and thereafter completing US$4,000,000 in exploration expenditures and paying annual option payments totaling US$100,000 on or before the third anniversary of the agreement, and a further US$100,000 upon exercise of the option. Upon exercise of the option EMX will retain a 2% NSR royalty on the properties. After exercise of the option, annual advanced minimum royalty (“AMR”) payments are due starting at US$50,000 and commencing on the first anniversary of the exercise of the option. The AMR payments will increase to US$100,000 upon completion of an Order of Magnitude Study ("OMS") or Preliminary Economic Assessment ("PEA") after which Kennecott may make a one-time payment of US$2,500,000 to extinguish the obligation to make future AMR payments. In addition, if not previously extinguished, total AMR payments after the OMS or PEA milestone payment are capped at US$2,500,000, and all AMR payments cease upon production from the properties. In addition, KEX will make milestone payments consisting of:

a.	US$500,000 upon completion of an OMS or PEA;
b.	US$500,000 upon completion of a Prefeasibility Study; and
c.	US$1,000,000 upon completion of a Feasibility Study - this payment will be credited 80% against future royalty payments.

Copper Springs, Copper King, and Red Top Properties, Arizona

In September 2013, the Company, through its wholly owned subsidiary Bronco Creek Exploration Inc. (“BCE”), entered into option agreements to sell the Copper Springs, Copper King, and Red Top projects for a combination of cash payments, work commitments, and common shares. The agreements grant Desert Star Resources Ltd. (“Desert Star”), a TSX-V listed company, the option to acquire a 100% interest in each of the projects.

Desert Star delivered 1,050,000 common shares of Desert Star and is required to incur a minimum of US$5,000,000 in exploration expenditures by the seventh anniversary of the signing date, and making additional milestone payments to the Company.

On September 1, 2014, the Copper King and Red Top agreements were amended and during the remainder of 2014, the Company received payments totaling US$62,974. In January, 2015, Desert Star terminated its interest in the Copper Springs project and the Company regained 100% control of the project.

On July 21, 2015, the Copper King and Red Top agreements were amended, extending the 2nd anniversary payments and work commitments into 2016, six months after the receipt of the “Approval Letter,” written approval from the Tonto National Forest of the USDA US Forest Service authorizing the commencement of operations on the property. The approval letter for the Copper King property was received January 26, 2016.

Buckhorn Creek, Frazier Creek, and Jasper Canyon Properties, Arizona and Nevada

In October 2013, the Company, through its wholly owned subsidiary BCE, entered into option agreements to sell the Frazier Canyon, Buckhorn Creek, and Jasper Canyon projects for a combination of cash payments, work commitments, and common shares. The agreements granted Savant Explorations Ltd. (“Savant”), a TSX-V listed company, the option to acquire a 100% interest in each of the projects. Upon execution of the agreement and TSX-V approval, the Company received US$37,500 (US$12,500 per project) and 450,000 common shares at a value of US$19,440 (150,000 common shares per project) of Savant as execution payments, and payments totaling US$59,325 as reimbursement of amounts paid by BCE to keep the respective claims in force for the 2013 assessment year.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

9. EXPLORATION AND EVALUATION ASSETS (Continued)

United States exploration licenses (Continued)

During the year ended December 31, 2014, the Company received US$140,000 (US$70,000 per project), and 200,000 common shares at a value of $8,000 (100,000 common shares per project) as the work commitment and common share requirements related to the Buckhorn Creek and Frazier Creek projects. On July 25, 2014 Savant terminated its option to acquire the Jasper Canyon project and the Company wrote-off $235,856 in capitalized exploration and evaluation costs. The Company retains a 100% interest in the claims. On April 27, 2015, Savant terminated its option to acquire the Frazier Creek property. The Company subsequently relinquished all mineral rights on the Frazier Creek property.

On September 24, 2015, Savant terminated its interest in the Buckhorn Creek property with the Company retaining 100% ownership of the property.

Cathedral Well Property, Nevada

The Company holds a 100% interest in the Cathedral Well property comprised of certain unpatented federal mining claims, located on Bureau of Land Management (“BLM”) and National Forest lands subject to a 0.5% NSR.

In June 2014, the Company signed an exploration and option agreement through its wholly-owned subsidiary Bronco Creek Exploration, Inc., with Ely Gold and Minerals Inc. (“Ely Gold”) (TSX Venture: ELY) for the Company’s Cathedral Well gold project. Ely Gold can earn a 100% interest in the project by paying EMX a total of US$100,000 as follows: US$25,000 (received) upon execution of the agreement and US$75,000 over the next three years, after which the Company will retain a 2.5% NSR royalty, inclusive of an underlying 0.5% NSR royalty.

In September 2015, the Company received the 1st anniversary payment of US$25,000. The option agreement between Ely Gold and the Company remains in good standing.

Copper Basin Property, Arizona

The Company holds a 100% interest in the Copper Basin property comprised of certain unpatented federal mining claims and one State of Arizona exploration permit subject to the terms of an Earn-In Agreement dated September 27, 2011 with Vale Exploration (“Vale”). Vale may earn an initial 60% interest in the project for consideration of cash payments and US$4,500,000 in exploration expenditures within four years.

On July 19, 2014, Vale terminated its interest in the agreement with the Company regaining 100% control of the project.

Hardshell Skarn Property, Arizona

The Company holds a 100% interest in the Hardshell Skarn property comprised of certain unpatented federal lode mining claims.

In October 2015, the Company signed an exploration and option agreement through its wholly-owned subsidiary FOBC LLC, with Arizona Minerals Inc, for the Company’s Hardshell Skarn Property project. Arizona Minerals Inc can earn a 100% interest in the project by paying the Company a total of US$85,000 as follows: US$25,000 (received) upon execution of the agreement and US$60,000 over the next three years, after which the company will retain a 2% NSR. After exercise of the option, annual advanced royalty payments of US$5,000 commence on the first anniversary of the exercise of the option. After commencement of Commercial Production, the Company is due payments of US$5,000 or the Royalty coming due that year, whichever is greater.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

9. EXPLORATION AND EVALUATION ASSETS (Continued)

United States exploration licenses (Continued)

Silver Bell West, Silver Bell District, Arizona

The Company holds a 100% interest in mineral rights comprised of certain federal unpatented mining claims subject to a Letter of Agreement dated August 26, 2009 whereby, the Company granted GEO a 100% interest in the Silver Bell West property, for consideration of advance royalty payments, common shares of GEO, and warrants to purchase GEO common shares, and minimum exploration expenditures. The agreement was terminated in September 2014 with the Company regaining 100% control of the project. As a result of the termination of the agreement, the Company wrote-off $471,711 of exploration and evaluation costs related to the project.

Superior West Project, Arizona

The Company holds a 100% interest in the mineral rights comprised of certain federal unpatented mining claims, located on Tonto National Forest lands and unpatented federal mining claims under option. The Company also may earn a 100% interest in additional adjacent claims under option from a third party for cash payments totaling US$1,000,000 on or before January 2017 and subject to a 2% NSR Royalty, 1% of which may be purchased for US$2,000,000 in 0.5% increments.

By Earn-In Agreement dated July 31, 2009, the Company granted Freeport-McMoran Mineral Properties, a wholly owned subsidiary of Freeport-McMoran Exploration Corporation (“FMEC”) two separate rights to acquire a 51% and a subsequent 19% interest. The initial interest in the Superior West property may be acquired for cash consideration, making all property and option payments on behalf of the Company to the original owners of the property and minimum exploration expenditures. FMEC may acquire the additional 19% interest by solely funding and delivering a feasibility study.

On February 14, 2014 FMEC terminated its interest in the Superior West property with the Company regaining 100% control of the project.

On May 4, 2015, the Company entered into an exploration and option to purchase agreement, through its wholly owned subsidiary Bronco Creek Exploration, for the Superior West project with KEX. Pursuant to the agreement, KEX can earn a 100% interest in the project by making cash payment upon execution of the agreement of US$149,187 (received), and thereafter completing US$5,500,000 in exploration expenditures and paying annual option payments totaling US$1,000,000 before the fifth anniversary of the agreement. For the execution payment, US$50,000 ($52,500) was applied against the Superior West capitalized costs, and the balance of US$99,187 was a direct reimbursement to the Company for holding costs to maintain the property in good standing. Upon exercise of the option EMX will retain a 2% NSR royalty on the properties. KEX has the right to buy down 1% of the NSR royalty from underlying claim holders by payment of US$4,000,000 to EMX.

During fiscal 2015, KEX exceeded the US$300,000 required expenditures for year one.

Yerington West Property, Nevada

The Yerington West property is comprised of certain unpatented federal mining claims located on lands administered by the Bureau of Land Management (“BLM”). By Option Agreement, dated September 24, 2009, the Company granted Entrée Gold Inc. (“ETG”) the right to acquire an 80% interest in the property, for consideration of US$140,000 in cash payments (received), common shares of ETG valued at $85,000 (received), minimum exploration expenditures of $1,900,000 (incurred), and delivery of a bankable feasibility study and advanced production payments of $375,000 by the 10th anniversary (2019).

In each of the years 2014 and 2015, the Company received a US$50,000 option payment and verified that all exploration expenditures due on the property had been met and that the agreement is in good standing.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

9. EXPLORATION AND EVALUATION ASSETS (Continued)

United States exploration licenses (Continued)

Various

The Company holds interests acquired by staking in several jurisdictions including Utah, Nevada, Arizona, Colorado and Wyoming.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures

During the year ended December 31, 2015, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

		USA				Turkey			Asia Pacific
	Scandinavia	Kennecott	Desert Star	Other USA	Total	Akarca	Other	Total	New Zealand	Other	Total	Other *	Total
		Exploration	Resources
Administration Cost	$61,523	$676	$1,271	$127,873	$129,820	$16,296	$43,532	$59,828	$4,767	$2,932	$7,699	$44,763	$303,633
Assays	5,307	1,825	142	22,472	24,439	-	5,509	5,509	-	-	-	1,480	36,735
Drilling / Trenching	11,874	-	-	7,111	7,111	-	-	-	-	-	-	-	18,985
Land and Legal	39,518	-	-	132,178	132,178	23,208	45,957	69,165	4,914	10,136	15,050	31,480	287,391
Logistics	26,978	32,211	2,646	98,391	133,248	12,014	40,408	52,422	499	4,475	4,974	48,472	266,094
Personnel	423,697	154,004	24,500	1,261,865	1,440,369	205,665	561,082	766,747	45,557	101,586	147,143	201,162	2,979,118
Property Cost	60,369	87,771	75,530	415,594	578,895	176,773	116,132	292,905	8,921	44,322	53,243	43,094	1,028,506
Professional Services	86,874	-	-	13,813	13,813	42,381	117,062	159,443	28,938	10,410	39,348	161,232	460,710
Share Based Payments	7,103	-	-	75,468	75,468	-	12,430	12,430	-	(1,793)	(1,793)	(20,811)	72,397
Technical Studies	28,083	77,485	5,151	68,265	150,901	-	17,183	17,183	3,508	25,407	28,915	112,739	337,821
Travel	59,934	128	-	27,107	27,235	-	28,263	28,263	3,781	10,609	14,390	27,590	157,412
Total Expenditures	811,260	354,100	109,240	2,250,137	2,713,477	476,337	987,558	1,463,895	100,885	208,084	308,969	651,201	5,948,802
Recoveries	-	(426,190)	(118,065)	(93,549)	(637,804)	(295,024)	(33,305)	(328,329)	-	-	-	(96,675)	(1,062,808)
Operator fees	-	(44,067)	(4,258)	(9,457)	(57,782)	-	-	-	-	-	-	-	(57,782)
Option Payments	-	(31,955)	-	(127,820)	(159,775)	-	(242,820)	(242,820)	-	-	-	-	(402,595)
Other Property Income	-	(13,102)	-	(32,922)	(46,024)	-	-	-	(14,918)	-	(14,918)	-	(60,942)
Total Recoveries	-	(515,314)	(122,323)	(263,748)	(901,385)	(295,024)	(276,125)	(571,149)	(14,918)	-	(14,918)	(96,675)	(1,584,127)
Net Expenditures	$811,260	$(161,214)	$(13,083)	$1,986,389	$1,812,092	$181,313	$711,433	$892,746	$85,967	$208,084	$294,051	$554,526	$4,364,675

*Significant components of “Other” total exploration expenditures for the year ended December 31, 2015 were Haiti - $359,827; Germany - $107,899; Austria - $69,667; Brazil - $50,254; and Russia - $32,137.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures (continued)

During the year ended December 31, 2014, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

		USA				Turkey			Asia Pacific
	Sweden		Desert Star Resources									Other *	Total
		Vale		Other USA	Total	Akarca	Other	Total	Neavesville	Other	Total

Administration Cost	$98,160	$441	$532	$127,290	$128,263	$3,205	$44,006	$47,211	$7,464	$5,677	$13,141	$160,164	$446,939
Assays	-	1,150	6,762	2,561	10,473	92	1,201	1,293	1,476	-	1,476	-	13,242
Drilling / Trenching	43,504	412,048	-	325,803	737,851	-	6,284	6,284	78,729	48	78,777	435	866,851
Land & Legal	48,806	-	-	96,203	96,203	19,033	33,047	52,079	20,137	9,930	30,067	29,548	256,703
Logistics	44,360	348,415	15,010	91,307	454,732	15,663	79,200	94,863	18,124	18,100	36,224	31,678	661,857
Personnel	652,127	82,529	85,494	1,115,704	1,283,727	270,702	444,744	715,445	211,381	135,304	346,684	176,774	3,174,758
Property Cost	110,008	166	128,424	549,580	678,170	160,045	17,395	177,440	35,593	18,209	53,802	1,877	1,021,297
Professional Services	104,432	-	495	19,088	19,583	26,148	90,656	116,804	108,600	37,225	145,825	90,827	477,471
Share Based Payments	33,106	-	-	110,759	110,759	-	6,973	6,973	-	15,956	15,956	37,280	204,074
Technical Studies	55,779	8,660	30,436	48,092	87,188	391	130,860	131,251	16,907	6,600	23,507	212,330	510,055
Travel	98,650	-	-	50,969	50,969	7,547	18,587	26,134	33,972	15,709	49,681	42,323	267,757
Total Expenditures	1,288,931	853,409	267,153	2,537,356	3,657,918	502,826	872,952	1,375,778	532,382	262,758	795,140	783,236	7,901,004
Recoveries	-	(920,238)	(297,845)	(584,356)	(1,802,439)	(444,044)	-	(444,044)	-	-	-	-	(2,246,483)
Operator fees	-	(72,725)	(29,938)	(54,853)	(157,516)	-	-	-	-	-	-	-	(157,516)
Option Payments	-	-	(139,056)	(110,410)	(249,466)	-	(110,410)	(110,410)	-	-	-	-	(359,876)
Other Property Income	(7,121)	(9,233)	(1,292)	(1,716)	(12,241)	-	(49,579)	(49,579)	(45,530)	-	(45,530)	-	(114,471)
Total Recoveries	(7,121)	(1,002,196)	(468,131)	(751,335)	(2,221,662)	(444,044)	(159,989)	(604,033)	(45,530)	-	(45,530)	-	(2,878,346)
Net Expenditures	$1,281,810	$(148,787)	$(200,978)	$1,786,021	$1,436,256	$58,782	$712,963	$771,745	$486,852	$262,758	$749,610	$783,236	$5,022,658

*Significant components of “Other” total exploration expenditures for the year ended December 31, 2014 were Austria - $308,213; Haiti - $209,576; Georgia -160,287; and Brazil - $66,029.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

10. ROYALTY INTEREST

Changes in royalty interest for the years ended December 31, 2015 and 2014:

Balance, December 31, 2013	$35,063,725
Adjusted for:
Depletion	(1,334,845)
Impairment charge	(7,371,765)
Cumulative translation adjustments	2,970,845
Balance, December 31, 2014	$29,327,960
Adjusted for:
Depletion	(1,716,848)
Impairment charge	(3,973,699)
Cumulative translation adjustments	5,161,567
Balance, December 31, 2015	$28,798,980

Carlin Trend Royalty Claim Block

The Company holds an interest in the Carlin Trend Royalty Claim Block in Nevada which includes the following Royalty Properties:

Leeville Mine: Located in Eureka County, Nevada, the Company is receiving a continuing 1% gross smelter return royalty (“GSRR”).

East Ore Body Mine: Located in Eureka County, Nevada, the property is currently being mined and the Company is receiving a continuing 1% GSRR.

North Pipeline: Located in Lander County, Nevada. Should the property become producing, the Company will receive a production royalty of US$0.50 per yard of ore processed or 4% of net profit, whichever is greater.

During the year ended December 31, 2015 $1,609,553 (2014 - $2,247,334) in royalty income was included in operations offset by a 5% direct gold tax and depletion.

Impairment of Non-Current Assets

The Company’s policy for accounting for impairment of non-current assets is to use the higher of the estimates of fair value less cost of disposal of these assets or value in use. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices and discount rates.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. As a result of the decline in the production of gold from the Carlin Trend Royalty Claim Block, the Company revised its estimated annual gold production over the expected mine life and decreased it’s long term gold price from US$1,300 to US$1,200 per ounce. As a result of these changes, the Company recorded $3,973,699 (2014 - $7,371,765) in impairment charges for the year ended December 31, 2015 related to the Carlin Trend Royalty Claim Block and related assets that make up the same cash-generating unit (“CGU”). In addition, due to the tax effects of the above-mentioned impairment, the Company recorded a decrease in deferred tax liabilities of $3,431,230 (2014 - $3,356,471) with a corresponding entry to deferred income tax recovery.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

11. RECLAMATION BONDS

Reclamation bonds are held as security towards future exploration work and the related future potential cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company.

	December 31, 2015	December 31, 2014
Australia - various properties	$80,976	$75,864
Sweden - various properties	7,939	7,984
Turkey - various properties	273,898	273,097
U.S.A - various properties	447,921	466,502
Total	$810,734	$823,447

12. GOODWILL

The Company’s goodwill represents the excess of the purchase price paid during fiscal 2012 for the acquisition of Bullion Monarch Mining Inc. over the fair value of the net identifiable tangible and intangible assets and liabilities acquired.

Change in goodwill for the years ended December 31, 2015 and 2014:

Balance, December 31, 2013	$9,625,795
Adjusted for:
Impairment charge	(2,248,057)
Cumulative translation adjustment	839,804
Balance, December 31, 2014	$8,217,542
Adjusted for:
Impairment charge	(3,047,605)
Cumulative translation adjustment	1,331,949
Balance, December 31, 2015	$6,501,886

The Company applies a one-step approach to determine if the Carlin Trend Royalty Claim Block and the related assets within the same CGU are impaired (Note 10). The impairment loss is the amount by which the CGU’s carrying amount exceeds its recoverable amount. Goodwill has been written down in conjunction with the decline of $3,047,605 (2014 - $2,248,057) of the related deferred income tax liability.

13. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company’s advances from joint venture partners consist of the following:

	December 31, 2015	December 31, 2014
U.S.A.	$137,825	$429,175
Total	$137,825	$429,175

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

14. INCOME TAXES

Deferred Income Tax Liability

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes gives rise to deferred tax liabities as follows:

	December 31, 2015	December 31, 2014
Royalty interest	$(9,053,435)	$(9,933,985)
Tax loss carryforwards	2,433,008	1,616,508
Other	118,541	99,935
	$(6,501,886)	$(8,217,542)

As at December 31, 2015, no deferred tax assets are recognized on the following temporary differences as it is not probabe that sufficient future taxable profit will be available to realize such assets:

	December 31, 2015	December 31, 2014	Expiry Date Range
Tax loss carry forwards	$37,728,000	$36,586,000	2026-2035
Share issue costs	-	65,000	2015
Exploration and evaluation assets	10,022,960	9,183,007	No expiry
Other	$8,385,770	$7,937,261	No expiry

Income Tax Expense

	December 31, 2015	December 31, 2014
Current tax expense	$-	$-
Deferred tax recovery	(3,431,230)	(3,356,471)
	$(3,431,230)	$(3,356,471)

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates of 26.0% (2014 – 26.00%) as follows:

	December 31, 2015	December 31, 2014
Expected income tax (recovery)	$(2,679,842)	$(5,409,173)
Effect of lower tax rates in foreign jurisdictions	(2,393,803)	(1,217,191)
Permanent differences	2,594,459	2,735,843
Change in unrecognized deductible temporary differences and other	(60,006)	751,860
Foreign exchange	(892,038)	(217,810)
	$(3,431,230)	$(3,356,471)

15. CAPITAL STOCK

Authorized

As at December 31, 2015, the authorized share capital of the Company was an unlimited number of common and preferred shares without par value.

Common Shares

During the year ended December 31, 2015, the Company issued 163,000 (2014 – 391,501) shares valued at $233,950 (2014 – 614,427) pursuant to an incentive stock grant program to employees of the Company applied to commitment to issue shares.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

15. CAPITAL STOCK (Continued)

Stock Options

The Company adopted a stock option plan (the “Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.

During the years ended December 31, 2015 and 2014, the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2013	3,995,700	2.36
Granted	1,608,500	1.18
Cancelled and expired unexercised	(111,000)	1.62
Balance as at December 31, 2014	5,493,200	2.03
Granted	1,341,500	0.66
Cancelled and expired unexercised	(1,406,200)	2.12
Balance as at December 31, 2015	5,428,500	1.67

Number of options exercisable as at December 31, 2015	5,428,500	$1.67

The following table summarizes information about the stock options which were outstanding and exercisable at December 31, 2015:

Date Granted	Number of Options	Exercisable	Exercise Price $	Expiry Date
February 1, 2011*	50,000	50,000	3.21	February 1, 2016
March 18, 2011*	150,000	150,000	2.91	March 18, 2016
July 19, 2011	1,218,000	1,218,000	2.80	July 19, 2016
August 3, 2011	10,000	10,000	2.70	August 3, 2016
August 29, 2011	50,000	50,000	2.66	August 29, 2016
September 9, 2011	40,000	40,000	2.70	September 9, 2016
December 11, 2011	20,000	20,000	2.10	December 11, 2016
July 5, 2012	50,000	50,000	1.96	July 5, 2017
August 22, 2012	921,500	921,500	1.94	August 22, 2017
October 16, 2012	67,000	67,000	2.44	October 16, 2017
April 25, 2014	1,438,000	1,438,000	1.20	April 24, 2019
June 26, 2014	17,500	17,500	0.88	June 26, 2019
December 22, 2014	60,000	60,000	0.87	December 22, 2019
June 8, 2015	1,336,500	1,336,500	0.66	June 8, 2020

Total	5,428,500	5,428,500

*Expired unexercised subsequent to December 31, 2015.

The weighted average remaining useful life of stock options is 2.49 years.

Stock Grants

The Company has received TSX-V approval for the issuance of certain stock grants as discretionary bonuses earned by the President and CEO, Chairman, directors, officers, area managers and certain employees of the Company pursuant to an annual compensation review.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

15. CAPITAL STOCK (Continued)

Share-based Payments

During the year ended December 31, 2015, the Company recorded aggregate share-based payments of $542,513 (2014 -1,234,485) as they relate to the fair value of stock options granted, fair value of incentive stock grants, and the accrual for the fair value of stock granted. Share-based payments are allocated to expense accounts as follows:

	General and
	Administrative	Exploration
Year ended December 31, 2015	Expenses	Expenditures	Total

Commitment to issue shares	$100,233	$(34,144)	$66,089
Fair value of stock options granted	369,883	106,541	476,424
	$470,116	$72,397	$542,513

	General and
	Administrative	Exploration
Year ended December 31, 2014	Expenses	Expenditures	Total

Commitment to issue bonus shares	$346,961	$29,588	$376,549
Fair value of stock options granted	683,450	174,486	857,936
	$1,030,411	$204,074	$1,234,485

The weighted average fair value of the stock options granted during the year ended December 31, 2015 was $0.36 per stock option (2014 - $0.53 per stock option). The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Year ended	Year ended
	December 31, 2015	December 31, 2014
Risk free interest rate	1.02%	1.46%
Expected life (years)	5	5
Expected volatility	62.33%	51.63%
Dividend yield	-	-

Warrants

During the years ended December 31, 2015 and 2014, the change in warrants outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2013 and 2014	9,175,533	$4.56
Expired	(9,175,533)	4.56

Balance as at December 31, 2015	-	$-

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

15. CAPITAL STOCK (Continued)

As at December 31, 2014, the following share purchase warrants were outstanding and exercisable:

	Number of Warrants	Exercise Price	Expiry Date
Private placement, November 8, 2010	6,200,000	5.50	November 8, 2015
Private placement, November 12, 2010	800,000	5.50	November 12, 2015
Finders warrants, November 8, 2010	255,900	5.50	November 8, 2015
Private placement, March 12, 2010	1,919,633	$2.88	March 12, 2015
Total	9,175,533

16. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Share-based
For the year ended December 31, 2015	Salary or Fees	Payments	Total
Management	$1,067,210	$108,637	$1,175,847
Outside directors *	158,257	79,898	238,155
Seabord Services Corp.	413,700	-	413,700
Total	$1,639,167	$188,535	$1,827,702

		Share-based
For the year ended December 31, 2014	Salary or Fees	Payments	Total
Management	$882,536	$303,491	$1,186,027
Outside directors *	168,496	183,513	352,009
Seabord Services Corp.	418,800	-	418,800
Total	$1,469,832	$487,004	$1,956,836

* Directors fees include $5,000 per month paid to the Company’s non-Executive Chairman, who does not receive the fees paid to the other independent director’s.

Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board of Directors of the Company. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting and administration staff, and office space to the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

Included in the table above for the year ended December 31, 2015 is $247,660 (2014 - $Nil) in termination payments to a former officer of the Company. The amount has been included in Other expenses for the year.

Included in accounts payable and accrued liabilities is $1,853 (2014 - $8,064) owed to key management personnel and $20,694 (2014 - $29,612) to other related parties.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

17. SEGMENTED INFORMATION

The Company operates within the resource industry. At December 31, 2015 and 2014, the Company had equipment and exploration and evaluation assets located geographically as follows:

EXPLORATION AND EVALUATION ASSETS	December 31, 2015	December 31, 2014
Asia Pacific	$81,124	$81,124
Haiti	-	56,085
Sweden	437,755	437,755
Turkey	363,987	232,547
U.S.A	1,498,674	1,572,375
Total	$2,381,540	$2,379,886

PROPERTY AND EQUIPMENT	December 31, 2015	December 31, 2014
Asia Pacific	$10,275	$12,694
Canada	-	1,630
Georgia	-	6,490
Haiti	23,612	9,040
Sweden	4,902	11,502
Turkey	7,032	24,723
U.S.A	568,639	685,150
Total	$614,460	$751,229

The Company’s royalty interest, goodwill, deferred income tax liability and royalty income and depletion form a cash generating unit located in the U.S.A, except $200,000 in a royalty interest held in Serbia.

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company has continuing royalty revenues to fund a portion of ongoing costs. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at December 31, 2015, the Company had working capital of $5,787,109 (December 31, 2014 - $7,096,916). Management will need additional sources of working capital to continue it’s currently planned programs, by issuing new shares or the sale of assets. The Company is not subject to externally imposed capital requirements. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets

In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

  Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

  Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at December 31, 2015, there were no changes in the levels in comparison to December 31, 2014. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$5,634,601	$-	$-	$5,634,601
Restricted cash	269,770	-	-	269,770
Fair value through profit or loss investments	235,106	-	-	235,106
Strategic investments	193,810	-	-	193,810
Total	$6,333,287	$-	$-	$6,333,287

The carrying value of receivables, accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams, recovery of exploration evaluation costs, and convertible promissory notes (Note 7).

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given interest rates on promissory notes is fixed and the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the December 31, 2015 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $43,000.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, Georgia, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities to foreign exchange risk as at December 31, 2015 is as follows:

Accounts	US dollars
Cash and cash equivalents	$4,197,937
Receivables	410,204
Convertible notes receivable	740,377
Accounts payable and accrued liabilities	(270,080)
Advances from joint venture partners	(99,276)
Net exposure	4,979,162
Canadian dollar equivalent	$6,912,571

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial.

Based on the above net exposure as at December 31, 2015, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $691,000 in the Company’s pre-tax profit or loss.

19. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	December 31, 2015	December 31, 2014
Cash	$5,365,271	$3,311,196
Short-term deposits	269,330	3,139,112
Total	$5,634,601	$6,450,308

The significant non-cash investing and financing transactions during the year ended December 31, 2015 included:

a.	Recorded a loss through accumulated other comprehensive income of $105,714 related to the fair value adjustments on available-for-sale (“AFS”) financial instruments;
b.	Issuance of 163,000 bonus shares valued at $233,950 applied to commitment to issue shares;
c.	Adjusted reserves and investment in associated companies for $322,900 related to share-based payments made by an associated company; and

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

19. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Continued)

d.

Adjusted non-current assets and liabilities for $4,350,667 related to cumulative translation adjustments (“CTA”), of which $5,161,567 , relates to CTA gain on royalty interest, $1,331,949 relates to CTA gain on goodwill, $1,715,574 relates to a CTA loss on deferred tax liability and $427,275 relates to a CTA loss in the net liabilities of a subsidiary with a functional currency different from the presentation currency.

The significant non-cash investing and financing transactions during the year period ended December 31, 2014 included:

a.	Recorded a loss through accumulated other comprehensive income of $400,476 related to the fair value adjustments on AFS financial instruments;
b.	Issuance of 391,501 incentive stock grants valued at $614,427 applied to commitment to issue shares;
c.	Reclassification of $324,330 of restricted cash to cash and cash equivalents for joint venture partner advances expensed in the year;
d.	Adjusted reserves and investment in associated companies for $135,700 related to share-based payments made by an associated company; and
e.

Adjusted non-current assets and liabilities for $3,585,937 related to cumulative translation adjustments (“CTA”), of which $2,970,845 relates to CTA gain on royalty interest, $839,804 relates to CTA gain on goodwill, $504,327 relates to a CTA loss on deferred tax liability and $279,615 relates to CTA gain in the net assets of a subsidiary with a functional currency different from the presentation currency.

20. EVENT AFTER THE REPORTING DATE

Subsequent to December 31, 2015, the Company completed the execution of a purchase agreement for interests on the Maggie Creek and Afgan gold properties from Golden Predator US Holding Corp. (“Golden Predator”), a wholly-owned subsidiary of Till Capital Ltd. ("TCL") by issuing 250,000 common shares of EMX to TCL as consideration for the purchase. Golden Predator owns a 2% NSR royalty on all precious metals and a 1% NSR royalty on all other minerals for the Maggie Creek property, and a 1% NSR royalty on all minerals for the Afgan property.